March 28, 2025

James W. Barge
Chief Financial Officer
Lionsgate Studios Holding Corp.
250 Howe Street, 20th Floor
Vancouver, British Columbia V6C 3R8

       Re: Lionsgate Studios Holding Corp.
           Registration Statement on Form S-1
           Filed March 24, 2025
           File No. 333-286041
Dear James W. Barge:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Fabiola Urdaneta